First M&F Corporation

April 3, 2009
Mr. Michael P. Seaman
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      First M&F Corporation
         Registration Statement on Form S-3
         File No.  333-158123

Dear Mr. Seaman:

First M&F Corporation hereby requests acceleration of the effective date of its Registration Statement on Form
S-3 (File No. 333-158123), pursuant to Rule 461, to Tuesday, April 7, 2009, at 8:00 a.m., EDT, or as soon thereafter as practicable.

In connection with this request, the company acknowledges that:

     o   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John G. Copeland

John G. Copeland
Agent for Service of Process
First M&F Corporation